Duncan Copeland
Chief Executive Officer

August 20, 2007

VIA EDGAR

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Kronforst:

Re:	Northcore Technologies Inc. (the “Company”)
Form 20-F for Fiscal Year ended December 31, 2006 - Filed June 25, 2007
File No. 001-14835

Further to your letter dated August 7, 2007 of comments on the Company’s annual report on Form 20-F for the year ended December 31, 2006 and as agreed during our conversation with Mark Shannon, Staff Accountant,  on August 14, 2007, the Company is filing amendments to its 2005 and 2006 annual reports on Form 20-F to include the audit report of our predecessor auditor Deloitte and Touche LLP for the year ended December 31, 2004.

In connection with the preparation of this response the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking ay action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned, at 416-640-0400 extension 360.

Sincerely,

“Duncan Copeland”

Duncan Copeland
Chief Executive Officer

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com